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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 48571

SEC Mail Processing Section

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the FEB 29 2012
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC 110

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

GREENWICH FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 GREENWICH OFFICE PARK, 599 W. PUTNAM AVENUE, 3RD FLOOR
(No. And Street)

GREENWICH   CT.   06830
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM A. FREY   (203) 599-4475
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
(Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor   NEW YORK   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ WILLIAM A. FREY, JR. _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ GREENWICH FINANCIAL SERVICES, LLC _____ , as of

_____ DECEMBER 31, 2011 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

expires 3/30/16

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Members of
Greenwich Financial Services, LLC:

We have audited the accompanying statement of financial condition of Greenwich Financial Services, LLC (the "Company"), as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Greenwich Financial Services, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 24, 2012

GREENWICH FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

A S S E T S

Cash	$	247,411
Due from broker		303,415
Furniture, equipment and leasehold improvements		
(Net of accumulated depreciation and amortization of $444,256)		358,843
Receivable from related parties		83,232
Other receivable		5,000
TOTAL ASSETS	$	997,901

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	8,000
Total liabilities		8,000
Members' Equity:		
Total Members' Equity		989,901
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	997,901

The accompanying notes are an integral part of this financial statement.

GREENWICH FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

    Greenwich Financial Services, L.L.C. (the "Company") was formed in the State of Delaware on August 9, 1995, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

    The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking. The Company clears all of its transactions through a clearing broker. The Company introduces all of its transactions to the clearing broker, Merrill Lynch, on a fully disclosed basis.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

    The Company's financial statements are prepared using the accrual method of accounting.

Securities Transactions

    Proprietary securities transactions are recorded on a trade date basis.

Revenues

    Profits and losses from trading activities and commissions realized on agency transactions are recorded on a trade date basis.

Income Taxes

    The Company is a limited liability company taxed as a partnership, and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting their share of the Company's income or loss.

    The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 3.   NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $530,970, which exceeded its required net capital of 100,000 by $430,970.

NOTE 4.   FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is based on the straight - line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Furniture and fixtures	$ 172,879
Lease improvements	77,220
Airplane	553,000
	803,099
Less: accumulated depreciation and amortization	(444,256)
Net Fixed Assets	$ 358,843

NOTE 5.   RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate, which was also in effect last year, under which they share rent expenses and administrative services. The agreement is renewed on a year-to-year basis.

NOTE 6.   CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 7.   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.